Issuer Free Writing Prospectus dated June 9, 2026

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus dated June 9, 2026

Registration File No. 333-296032

Parabilis Medicines Announces Pricing of Upsized Initial Public Offering

CAMBRIDGE, Mass., June 9, 2026 – Parabilis Medicines, Inc. (Nasdaq: PBLS) (“Parabilis”), a clinical-stage biopharmaceutical company built to develop transformative medicines addressing some of the most consequential, yet historically undruggable, protein targets driving human disease, today announced the pricing of its upsized initial public offering of 33,500,000 shares of its common stock at a price to the public of $20.00 per share. In addition, Parabilis has granted the underwriters a 30-day option to buy an additional 5,025,000 shares of its common stock at the initial public offering price, less underwriting discounts and commissions.

Parabilis common stock is expected to begin trading on the Nasdaq Global Select Market on June 10, 2026 under the ticker symbol “PBLS”. The offering is expected to close on or about June 11, 2026 subject to the satisfaction of customary closing conditions.

Leerink Partners, BofA Securities, Evercore ISI and Guggenheim Securities are acting as active book-running managers for the offering. LifeSci Capital LLC is acting as a passive bookrunning manager for the offering.

In addition to the shares being sold in the initial public offering, Parabilis has agreed to sell 4,166,666 shares of its common stock at $18.00 per share, or 90% of the initial public offering price per share, in a concurrent private placement to Regeneron Pharmaceuticals, Inc. The sale of the shares of common stock in the concurrent private placement will not be registered under the Securities Act of 1933, as amended. The concurrent private placement is also expected to close on or about June 11, 2026, subject to the satisfaction of customary closing conditions. The closing of Parabilis’ initial public offering is not conditioned upon the closing of the concurrent private placement, but the closing of the concurrent private placement is conditioned upon the closing of the initial public offering.

The gross proceeds to Parabilis from the initial public offering, before deducting underwriting discounts and commissions and offering expenses payable by Parabilis, are expected to be $670 million, excluding any exercise of the underwriters’ option to purchase additional shares of common stock. In addition, Parabilis expects to receive proceeds of $75 million from the sale of shares of common stock in the concurrent private placement. All of the shares of common stock are being offered by Parabilis.

Registration statements relating to the offering have been filed with the Securities and Exchange Commission (the “SEC”) and became effective on June 9, 2026. The offering is being made only by means of a prospectus forming part of the effective registration statement relating to these shares. Copies of the final prospectus, when available, may be obtained from the SEC’s website at www.sec.gov or from: Leerink Partners LLC, Attn: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, telephone: 1-800-808-7525, email: syndicate@leerink.com; BofA Securities, Inc., Attn: Prospectus Department, 201 North Tryon Street, Charlotte, NC 28255-0001, email: dg.prospectus_requests@bofa.com; Evercore Group L.L.C., Attn: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, New York 10055, telephone: (888) 474-0200, email: ecm.prospectus@evercore.com; or Guggenheim Securities, LLC, Attn: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, New York 10017, telephone: (212) 518-9544, email: GSEquityProspectusDelivery@guggenheimpartners.com.

Issuer Free Writing Prospectus dated June 9, 2026

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus dated June 9, 2026

Registration File No. 333-296032

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Parabilis

Parabilis is a clinical-stage biopharmaceutical company built to develop transformative medicines addressing some of the most consequential, yet historically undruggable, protein targets driving human disease. Parabilis leverages its proprietary platform to pioneer a novel therapeutic modality, Helicons™, which are stabilized helical peptides engineered to bind and precisely modulate proteins that have long been beyond the reach of conventional medicines.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain disclosures that contain “forward-looking statements,” including, without limitation, statements regarding Parabilis’ expectations regarding the commencement of trading of its shares on the Nasdaq Global Select Market, the completion and timing of the closing of the offering and the concurrent private placement and the anticipated gross proceeds from the offering and the concurrent private placement. Forward-looking statements are based on Parabilis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions and the completion of the offering, and the risks inherent in biopharmaceutical product development. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” section of the final prospectus related to the offering to be filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Parabilis undertakes no duty to update such information except as required under applicable law.

Contacts:

Media Contact:
Jessica Freifeld
media@parabilismed.com

Investor Contact:
Tom Kotarakos
investors@parabilismed.com